       February 1, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.

Preliminary Revised Information Statement on Schedule 14C

File No. 333-145620

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of January 31, 2011 with respect to the above-referenced filing on the Company’s behalf.  Amendment No. 2 to the Company’s Preliminary Information Statement on Schedule 14C reflecting the changes in disclosure described in this letter is also being filed today.

General

1.
We note your response to the comment in our letter dated January 25, 2011, and we partially re-issue that comment.  Please revise to provide the disclosure required by Items 11(a) through 11(d) of Schedule 14A.  Please ensure that your revised disclosure specifies the total number of shares of blank check preferred stock to be authorized.

Response:
We have revised the disclosure contained in the above referenced Information Statement on Schedule 14C to include the disclosures required by Items 11(a) through 11(d) of Schedule 14A, including specifying the total number of shares of blank check preferred stock to be authorized and including the information required by Item 202 of Regulation S-K with regard to the Series A Preferred Stock.

2.	Please revise your filing to include a representation that you do not have the present intent to issue any of the remaining blank check preferred stock (i.e., non-Series A Preferred Stock).

China BCT Pharmacy Group, Inc.

Response:	We have included a statement that the Company does not have the present intent to issue any of the remaining blank check preferred stock.

3.	Please revise your filing to include a representation, if true, that the Series A Preferred Stock will be issued for cash in an amount constituting fair value.

Response:	We have included a statement that the Series A Preferred Stock will be issued for cash in an amount constituting fair value.

4.	Please include a copy of the form of Certificate of Designation referenced on page three as an appendix to the proxy statement.

Response:	We have attached a copy of the form of Certificate of Designation as Exhibit B to the Information Statement.

We are also attaching to this correspondence for your convenience the Amendment No. 2 to the Company’s Revised Information Statement on Schedule 14C that is being filed simultaneously with this correspondence.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:           Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.